Exhibit 99.1

Changes in Affiliates (Addition)

1.	Company to be affiliated

- Company Name: POS-ESDC(Europe Steel Distribution Center) , Logistics, Trading and Investment d.o.o

- Total Asset (KRW) : 3,747,000,000

- Total Equity (KRW): 3,747,000,000

- Total Liabilities (KRW): -

- Total Capital (KRW): 3,747,000,000

- Purpose of the company : to engage in warehousing and freight of steel products

2.	Name of Company Group: POSCO

3.	Reason for Addition: Incorporation of a new corporation

4.	Total number of affiliated companies after additional affiliation: 74

5.	Date of Addition: May 31, 2007

6.	Others

- POSCO invests 50% equities of POS-ESDC, Logistics, Trading and Investment d.o.o , which is located in Slovenia.

- The above amount is applied with the exchange rate on May 31, 2007 (¥/€:1,249 ). Total capital of POS-ESDC, Logistics, Trading and Investment d.o.o in terms of Euro is €3,000,000.